Exhibit 99.2

Condensed Unaudited Interim Consolidated Financial Statements

For the three months ended October 31, 2011 and 2010

HELIX BIOPHARMA CORP.
Condensed Consolidated Statement of Financial Position
In thousands of Canadian dollars
Unaudited

As at:	October 31, 2011	July 31, 2011	August 1, 2010
		(note 14)	(note 14)

ASSETS

Current assets
Cash and cash equivalents	$17,654	$19,044	$13,125
Accounts receivable	955	1,906	1,365
Inventory	425	528	780
Prepaid expenses	141	202	398
	19,175	21,680	15,668
Non-current assets
Other receivables (note 4)	660	660	459
Property, plant and equipment	1,874	2,031	1,987
Total assets	$21,709	$24,371	$18,114

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable	$1,299	$1,085	$1,392
Accrued liabilities	709	804	821
Income tax payable	298	296	43
Deferred lease credit	25	25	25
	2,331	2,210	2,281
Non-current liabilities
Deferred lease credit	41	48	72
Total liabilities	2,372	2,258	2,353

Shareholders’ Equity (note 5)
Common shares	102,363	102,250	90,718
Share purchase warrants	7,167	7,214	3,102
Stock options	5,363	5,008	4,134
Contributed surplus	6,964	6,917	5,728
Deficit	(102,520)	(99,276)	(87,921)
Total shareholders’ equity	19,337	22,113	15,761

Contingent liability (note 11)
Subsequent event (note 13)

Total liabilities and shareholders’ equity	$21,709	$24,371	$18,114

The accompanying notes are an integral part of these consolidated financial statements.

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HELIX BIOPHARMA CORP.
Condensed Consolidated Statement of Net Loss and Comprehensive Loss
In thousands of Canadian dollars, except per share amounts
Unaudited

For the three month periods ended October 31	2011	2010

Revenue
Product revenue	$1,122	$1,105
Royalties and license fees	–	100
	1,122	1,205

Expenses
Cost of sales	456	414
Research and development	2,111	2,846
Operating, general and administration	1,520	1,330
Sales and marketing	298	298
Foreign exchange loss / (gain)	25	(35)
	4,410	4,853

Loss before undernoted items	(3,288)	(3,648)
Finance income	44	50
Income tax expense	–	(3)
Net loss and total comprehensive loss	$(3,244)	$(3,601)

Loss per common share (note 10)
Basic	$0.05	$0.06
Diluted	$0.05	$0.06

Weighted average number of common shares used in the calculation of basic and diluted loss per share	67,193,997	64,259,139

The accompanying notes are an integral part of these consolidated financial statements.

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HELIX BIOPHARMA CORP.
Condensed Consolidated Statements of Changes in Shareholders’ Equity
In thousands of Canadian dollars, except common share and warrant numbers
Unaudited

									Total
		Common shares		Share purchase warrants			Contributed		shareholders
	Note	Amount	Number	Amount	Number	Options	surplus	Deficit	equity
Balances, July 31, 2010		$90,718	59,975,335	$3,102	10,025,000	$3,476	$5,728	$(87,263)	$15,761

IFRS transition	14	–	–	–	–	658	–	(658)	–
Balances as revised, August 1, 2010		$90,718	59,975,335	$3,102	10,025,000	$4,134	$5,728	$(87,921)	$15,761

Net loss for the period		–	–	–	–	–	–	(3,601)	(3,601)
Common stock, issued		7,394	4,530,000	–	–	–	–	–	7,394
Warrants, issued		–	–	2,063	4,530,000	–	–	–	2,063
Stock-based compensation	14	–	–	–	–	732	–	–	732
Balances, October 31, 2010		$98,112	64,505,335	$5,165	14,555,000	$4,866	$5,728	$(91,522)	$22,349

									Total
		Common shares		Share purchase warrants			Contributed		shareholders
	Note	Amount	Number	Amount	Number	Options	surplus	Deficit	equity
Balances, July 31, 2011	14	$102,250	67,164,934	$7,214	17,126,084	$5,008	$6,917	$(99,276)	$22,113

Net loss for the period		–	–	–	–	–	–	(3,244)	(3,244)
Common stock, issued		39	18,286	–	–	–	–	–	39
Warrants, issued		–	–	–	–	–	–	–	–
Warrants expired, unexercised		–	–	(47)	(3,400,000)	–	47	–	–
Stock-based compensation		–	–	–	–	386	–	–	386
Stock options, exercised		74	25,595	–	–	(31)	–	–	43
Balances, October 31, 2011		$102,363	67,208,815	$7,167	13,726,084	$5,363	$6,964	$(102,520)	$19,337

The accompanying notes are an integral part of these consolidated financial statements.

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HELIX BIOPHARMA CORP.
Condensed Consolidated Statements of Cash Flows
In thousands of Canadian dollars
Unaudited

For the three month periods ended October 31,	2011	2010

Operating activities
Operating loss for the period	$(3,244)	$(3,601)

Items not involving cash:
Amortization of property, plant and equipment	174	107
Deferred lease credit	(7)	(6)
Stock-based compensation	386	732
Stock-based consideration	39	–
Foreign exchange loss / (gain)	25	(35)
Change in non-cash working capital:
Accounts receivable	951	(96)
Inventory	103	(7)
Prepaid and other expenses	61	151
Accounts payable and accrued liabilities	119	(288)
Income tax paid	2	(40)
Net cash used in operating activities	(1,391)	(3,083)

Financing activities
Private placement proceeds, net of issue costs	–	9,457
Proceeds from the exercise of stock options	43	–
Net cash provided by financing activities	43	9,457

Investing activities
Purchase of property, plant and equipment	(17)	(9)
Net cash used in investing activities	(17)	(9)

Exchange gains / (losses) on cash and cash equivalents	(25)	35

Net increase (decrease) in cash and cash equivalent	$(1,390)	$6,400

Cash and cash equivalents, beginning of period	19,044	13,125
Cash and cash equivalents, end of period	$17,654	$19,525

The accompanying notes are an integral part of these consolidated financial statements.

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HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Helix BioPharma Corp (the “Company”), incorporated under the Canada Business Corporations Act, is a biopharmaceutical company primarily focused in the areas of cancer prevention and treatment. In addition, the Company earns revenues from its drug distribution business in Canada and international licensing activities. The Company has funded its research and development activities through the issuance of common shares and warrants and through limited commercial activities. As the Company has two major projects in the research and development stage, it expects to incur additional losses and therefore will require additional financial resources, on an ongoing basis. It is not possible to predict the outcome of future research and development activities or the financing thereof.

1. Basis of presentation and going concern

These unaudited condensed consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations. The Company has a history of net losses and expects future losses. There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern. The Company is not certain when or whether it will achieve profitability, or whether it will be able to increase its revenues or raise additional investment capital, or whether a change in control will trigger the payout of severance amounts totaling approximately $2,600,000 (see note 11 – “Contingent Liabilities - Severance payments and accelerated stock option vesting in the event of a change in control”), all of which may cast significant doubt as to the ability of the Company to operate as a going concern and accordingly, the appropriateness of the use of the accounting principles applicable to a going concern. These unaudited consolidated financial statements do not include the adjustments that might be necessary to the carrying amount and classification of reported assets, liabilities, revenue and expenses that might be necessary should the Company be unable to continue operation as a going concern. Such adjustments could be material. Though the Company does not currently have enough cash reserves to fund its planned clinical studies which are estimated to last over approximately a three year period, the Company does have sufficient cash reserves to meet anticipated cash needs for working capital and capital expenditures beyond the next twelve months, provided there are no materially negative unanticipated changes to planned expenditures and revenues. The Company’s planned expenditures in the next twelve months do not include severance payouts of up to $2,600,000 that could result from a change in the Board of Directors of the Company if such change triggers change of control clauses in certain employment agreements. The Company may face a contested election for its Board of Directors at the AGM which could result in such a change of control. The Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs. The market for debt and equity financings for companies such as Helix has always been challenging, more so during the recent global economic downturn. The Company cannot predict whether it will be able to raise the necessary funds it needs to continue as a going concern.

Statement of compliance
For all periods up to and including the year ended July 31, 2011, the Company presented its condensed unaudited interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These condensed unaudited interim consolidated financial statements for the three-month period ended October 31, 2011 have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, and do not include all of the information required for full annual financial statements.

These are the Company’s first International Financial Reporting Standards (“IFRS”) condensed unaudited interim consolidated financial statements for part of the period covered by first IFRS annual financial statements and IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”) has been applied. An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in note 14. The notes presented in these condensed unaudited interim consolidated financial statements include only significant events and transactions that have occurred since the last fiscal year end and are not fully inclusive of all matters required to be disclosed in the annual financial statements.

The policies applied in these condensed unaudited interim consolidated financial statements are based on IFRS issued and in effect as of December 20, 2011, the date the Board of Directors approved the condensed unaudited interim consolidated financial statements. Any subsequent changes to IFRS or their interpretation that are given effect in the Company’s annual financial statements for the year ended July 31, 2012 could result in restatement of these condensed unaudited interim consolidated financial statements, including the transition adjustments recognized on changeover to IFRS.

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HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

2. Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these condensed unaudited interim consolidated financial statements and in preparing the opening IFRS statements of financial position at August 1, 2010, the date of transition to IFRS, unless otherwise indicated.

Basis of consolidation
The condensed unaudited consolidated financial statements include the assets and liabilities and results of operations of all subsidiaries after elimination of intercompany transactions and balances.

Use of estimates and assumptions
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. Significant areas requiring the use of estimates include research and development tax credits associated with research and development expenditures, the determination of fair value of stock options granted for estimating stock-based compensation, the allocation of proceeds to share purchase warrants, as well as in determining the allowance for doubtful accounts, provisions for obsolete inventory, estimates related to the determination of useful lives and assessment of impairment of long-lived assets such as property, plant and equipment. In determining these estimates, the Company relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. These assumptions are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events. Actual results could differ from these estimates.

Cash and cash equivalents
The Company considers cash on hand, deposits in banks and bank term deposits with maturities of 90 days or less as cash and cash equivalents.

Inventory
Inventory consisting of finished goods is valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. In determining the net realizable value, the Company considers factors such as yield, turnover, expected future demand and past experience. Cost includes the cost to purchase the products. The total amount of inventories recognized as an expense (cost of sales) during the quarter ended October 31 was $395,000 (2011 - $351,000). There were no write-downs or reversal of write-downs of inventory recognized as an expense (cost of sales) during the year.

Property, plant and equipmet
Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is provided using the following methods and estimated useful life:

Asset	Basis	Rate
Computer equipment	Straight line	3 years
Furniture and fixtures	Straight line	5 years
Research and manufacturing equipment	Straight line	10 years
Leasehold improvements	Straight line over lease term	Lease term

Revenue recognition
Product revenue from pharmaceutical sales is recognized when title has transferred to the customer and the customer has assumed the risk and rewards of ownership. Revenue from product sales is recorded net of estimated discounts, product returns and other charge-backs, if any.

Royalty revenue is recognized when the pharmaceutical product sales are shipped by a licensee to third parties and the royalty revenue can be determined and collection is reasonably assured.

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HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Certain license fees are comprised of initial fees and milestone payments pursuant to collaborative agreements and other licensing arrangements. Initial fees are recognized over the estimated collaboration term on a straight-line basis. Milestone payments are recognized as revenue when the milestone (such as issuance of patents by regulatory authorities or achievement of commercial sales by the customer) is achieved and the customer is obligated to make the performance payment. Certain license arrangements require no continuing involvement by the Company. Non-refundable license fees are recognized as revenue, when the Company has no further involvement or obligation to perform under the arrangement, the fee is fixed or determinable and collection of the amount is reasonably assured.

Research and development costs
Research costs are expensed as incurred. Development costs are expensed as incurred except for those which meet the criteria for deferral, in which case, the costs are capitalized and amortized to operations over the estimated period of benefit. No costs have been deferred to date.

Investment tax credits
The Company is entitled to Canadian federal and provincial investment tax credits, which are earned as a percentage of eligible research and development expenditures incurred in each taxation year. Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a capital nature, provided that the Company has reasonable assurance that the tax credits will be realized. Investment tax credit receivable at October 31, 2011 totals $936,000 (July 31, 2011-$1,968,000), of which $276,000 (July 31, 2011- $1,308,000) is included in current accounts receivable and $660,000 is classified as other receivables (July 31, 2011- $660,000).

Stock-based compensation
The Company accounts for stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees in accordance with the fair value method. The fair value of stock options granted is determined at the appropriate measurement date using the Black-Scholes option pricing model, and generally expensed over the options’ vesting period for employee awards and non-employee awards. Awards with graded vesting are considered multiple awards for fair value measurement and stock-based compensation calculation. In determining the expense, the Company accounts for forfeitures using an estimate based on historical trends.

Foreign currency translation
The Company’s currency of presentation is the Canadian dollar, which is also the Company’s functional currency. Foreign currency-denominated items are translated into Canadian dollars. Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary items are translated at historical exchange rates. Revenue and expenses are translated at the exchange rates prevailing at their respective transaction dates. Exchange gains and losses arising on translation are included in operating results.

Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of certain existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. Given the Company’s history of net losses and expected future losses, the Company is of the opinion that it is more likely than not that these tax assets will not be realized in the foreseeable future and therefore, the deferred tax asset has not been recognized.

Impairment of long-lived assets
(i) Financial assets:
A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

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HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

An impairment test is performed, on an individual basis, for each material financial asset. Other individually non-material financial assets are tested as groups of financial assets with similar risk characteristics. Impairment losses are recognized in profit or loss.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the assets’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against the respective financial asset. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss for all financial assets except available-for-sale equity securities.

(ii) Non-financial assets:
The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated.

The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of cash inflows of other assets or cash-generating units. An impairment loss is recognized if the carrying amount of an asset or its related cash-generating unit exceeds its estimated recoverable amount.

Impairment losses recognized in prior periods are assessed each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Basic and diluted loss per common share
Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share, except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods. The inclusion of the Company’s stock options and warrants in the computation of diluted loss per share has an anti-dilutive effect on the loss per share and, therefore, they have been excluded from the calculation of diluted loss per share.

Financial instruments
Financial assets and financial liabilities are initially recorded at fair value and their subsequent measurements are determined in accordance with their classification. The classification depends on the purpose for which the financial instruments were acquired or issued and their characteristics. Cash and cash equivalents are classified as held-for-trading assets and are accounted for at fair value. Accounts receivable are classified as loans and receivables, and after initial recognition are recorded at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, and after initial recognition are recorded at amortized cost.

3. New accounting standards and pronouncements

Not yet adopted
Standards issued but not yet effective up to the date of issuance of the Company's consolidated financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

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HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Certain pronouncements were issued by the IASB or International Financial Reporting Interpretations Committee that are mandatory for annual periods beginning on or after January 1, 2011 or later periods. Many of these updates are not applicable or are inconsequential to the Company and have been excluded from the discussion below.

The remaining pronouncements are being assessed to determine their impact on the Company's results and financial position:

IFRS 9, Financial Instruments: Classification and Measurement
IFRS 9, Financial Instruments: Classification and Measurement, as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39, Financial instruments: Recognition and Measurement. The standard is effective for annual periods beginning on or after January 1, 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company's financial assets but will potentially have no impact on classification and measurements of financial liabilities. The Company will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

IFRS 10, Consolidated Financial Statements
The amendment establishes a single control model that applies to all entities. These changes will require management to exercise significant judgment to determine which entities are controlled, and therefore are required to be consolidated by a parent, compared with the former requirements. The amendment becomes effective for annual periods beginning on or after January 1, 2013. The Company is currently in the process of evaluating the implications of this new standard, if any.

IFRS 11, Joint Arrangements
The amendment replaces IAS 31 – Interests in Joint Ventures and SIC-13 Jointly controlled entity – Non-monetary Contributions by Venturers and addresses only two forms of joint arrangements (joint operations and joint ventures) where there is joint control and removes the option to account for jointly controlled entities using proportionate consolidation. The amendment becomes effective for annual periods beginning on or after January 1, 2013. The Company is currently in the process of evaluating the implications of this new standard, if any.

IAS 12, Income Taxes - Recovery of Underlying Assets
The amendment clarified the determination of deferred tax in investment property measured at fair value. The amendment introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40, Investment Property should be determined on the basis that its carrying amount will be recovered through sale. Further, it introduces the requirement to calculate deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16, Property, Plant and Equipment always be measured on a sale basis of the asset. The amendment becomes effective for annual periods beginning on or after January 1, 2012. The adoption of this interpretation is likely to have no effect on the consolidated financial statements of the Company.

IFRS 13, Fair Value Measurement
The amendment does not change the circumstances under which an entity is required to use fair value, but rather provides an entity guidance on how to measure the fair value of financial and non-financial assets and liabilities when required or permitted by IFRS. The disclosure requirements are substantial. The amendment becomes effective for annual periods beginning on or after January 1, 2013. The Company is currently in the process of evaluating the implications of this new standard, if any.

4. Other receivables

Other receivables represent research and development investments tax credits which are not classified as current accounts receivables. At October 31, 2011, cash refundable investment tax credits total $936,000 (July 31, 2011- $1,968,000), of which $276,000 (July 31, 2011- $1,308,000) is included in current accounts receivable and $660,000 is classified as other receivables (July 31, 2011- $660,000).

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HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

5. Shareholders equity

Preferred shares
Authorized 10,000,000 preferred shares.
As at October 31, 2011 the Company had nil preferred shares issued and outstanding.

Common shares and share purchase warrants
Authorized unlimited common shares without par value
As at October 31, 2011 the Company had 67,208,815 common shares issued and outstanding (July 31, 2011 – 67,164,934).

On August 6, 2010, the Company announced the completion of a private placement, issuing 4,530,000 units at $2.43 per unit, for gross proceeds of $11,007,900. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $3.40 until August 5, 2013. Of the gross proceeds amount, $2,400,900 was allocated to the share purchase warrants based on fair value and the residual amount of $8,607,000 was allocated to common stock. Share issue costs totalling $1,551,000 were proportionately allocated to the share purchase warrants ($338,000) and common stock ($1,213,000), respectively.

On March 28, 2011, the Company completed a private placement, issuing 1,652,719 units at $2.39 per unit, for gross proceeds of $3,949,998. Each unit consists of one common share and one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $3.35 until March 27, 2016. Of the gross proceeds amount, $1,362,000 was allocated to the share purchase warrants based on fair value and the residual amount of $2,588,000 was allocated to common stock. Share issue costs totalling $34,000 were proportionately allocated to the share purchase warrants ($12,000) and common stock ($22,000), respectively.

On March 30, 2011, the Company completed a private placement, issuing 918,365 units at $2.39 per unit, for gross proceeds of $2,194,892. Each unit consists of one common share and one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $3.35 until March 29, 2016. Of the gross proceeds amount, $759,000 was allocated to the share purchase warrants based on fair value and the residual amount of $1,436,000 was allocated to common stock. Share issue costs totalling $175,000 were proportionately allocated to the share purchase warrants ($60,000) and common stock ($115,000), respectively.

The following table provides information on share purchase warrants outstanding as at:

	October 31, 2011		July 31, 2011
	Remaining	Number of share	Remaining	Number of share
	contractual	purchase warrants	contractual	purchase warrants
Exercise Price	life (in years)	outstanding	life (in years)	outstanding
$2.36	-	-	0.17	3,400,000
$2.87	0.85	6,625,000	1.11	6,625,000
$3.40	1.76	4,530,000	2.02	4,530,000
$3.35	4.42	1,652,719	4.66	1,652,719
$3.35	4.42	918,365	4.67	918,365
Outstanding, end of period		13,726,084		17,126,084

Stock options
The Company’s equity compensation plan reserves up to 10% of the Company’s outstanding common stock for granting to directors, officers and employees of the Company or any person or company engaged to provide ongoing management or consulting services. Based on the Company’s current issued and outstanding common shares as at October 31, 2011, options to purchase

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HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

up to 6,720,881 common shares may be granted under the plan. As at October 31, 2011, options to purchase a total of 4,996,189 common shares have been issued and are outstanding under the equity compensation plan. In addition, 84,585 common shares have been issued to consultants.

The following table provides information on stock options outstanding and exercisable as at:

	October 31, 2011		July 31, 2011
		Weighted average		Weighted average
		exercise price		exercise price
	Number	per share	Number	per share
Outstanding, beginning of period	5,061,784	$2.32	3,691,500	$2.19

Granted	–	–	2,057,000	2.75
Exercised	(25,595)	1.68	(22,216)	1.68
Forfeited	(40,000)	2.08	(6,000)	2.59
Expired	–	–	(658,500)	2.00
Outstanding, end of period	4,996,189	$2.32	5,061,784	$2.32
Exercisable, end of period	2,711,939	$2.14	2,541,284	$2.10

The following table provides information on options outstanding and exercisable as at:

		October 31, 2011			July 31, 2011
			Number of			Number of
	Remaining	Number of	vested and	Remaining	Number of	vested and
Exercise	contractual	options	exercisable	contractual	options	exercisable
Price	life (in years)	outstanding	options	life (in years)	outstanding	options
$1.68	5.13	1,992,189	1,488,439	5.38	2,042,784	1,532,784
$2.43	3.80	890,000	445,000	4.05	890,000	222,500
$2.74	3.12	950,000	487,500	3.37	965,000	495,000
$3.00	4.75	1,164,000	291,000	5.00	1,164,000	291,000
Outstanding, end of period	4.43	4,996,189	2,711,939	4.68	5,061,784	2,541,284

6. Capital risk management

The Company’s main objectives when managing capital are to ensure sufficient liquidity to finance research and development activities, clinical trials, ongoing administrative costs, working capital and capital expenditures. The Company includes cash and cash equivalents in the definition of capital. The Company endeavours not to unnecessarily dilute shareholders when managing the liquidity of its capital structure.

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, and, to a lesser extent, from interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from

Page | 12

HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

its operations, the Company’s long-term liquidity depends on its ability to access capital markets, which depends substantially on the success of the Company’s ongoing research and development programs, as well as capital market conditions and availability.

Most recently, however, the Company has raised additional capital via private placements as discussed in note 5.

Though the Company does not currently have enough cash reserves to fund its planned clinical studies which are expected to last over approximately a three year period, the Company does have sufficient cash reserves to meet anticipated cash needs for working capital and capital expenditures through at least the next twelve months, provided there are no materially negative unanticipated changes to planned expenditures and revenues.

The Company does not have any credit facilities and is therefore not subject to any externally imposed capital requirements or covenants.

7. Financial instruments and risk management

The Company has classified its financial instruments as follows as at:

Fair Value	October 31, 2011	July 31, 2011
Financial assets
Cash and cash equivalents	$17,654,000	$19,044,000
Accounts receivable	$955,000	$1,906,000
Other receivables	$660,000	$660,000

Financial Liabilities
Accounts payable, measured at amortized cost	$1,299,000	$1,085,000
Accrual liabilities, measured at amortized cost	$709,000	$804,000

Fair value
The fair value of financial instruments as at October 31, 2011 and July 31, 2011 approximates their carrying value because of the near-term maturity of these instruments.

Financial risk management
The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency and interest rate risk), credit risk and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

Risk management (the identification and evaluation of financial risk) is carried out by the finance department, in close cooperation with management. The finance department is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies. The Company’s Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company’s policies on an ongoing basis to ensure that these risks are appropriately managed.

Market risk
Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company’s income or the value of its financial instruments.

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HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Currency risk
The Company operates internationally and is exposed to foreign exchange risks from various currencies, primarily the Euro and US dollar. Foreign exchange risks arise from the sales and purchases that are denominated in currencies other than functional currencies. In addition, foreign exchange risks arise from purchase transactions, as well as recognized monetary financial assets and liabilities denominated in foreign currencies. Up to November 30, 2010, the Company also received a revenue stream from royalties denominated in Euros from the licence of the Company’s Klean-Prep® to Helsinn-Birex Pharmaceuticals Ltd (“Helsinn”). In December 2010, the Company entered into an agreement to transfer certain international Klean-Prep® rights to Helsinn. The agreement with Helsinn became effective December 1, 2010 and as a result, Helix will no longer earn royalty revenue associated with Klean-Prep® going forward.

The Company has maintained minimal cash balances denominated in both Euro and US dollars due to Canadian dollar stability and strength against foreign currencies.

Balances in foreign currencies are as follows as at:

		October 31, 2011						July 31, 2011
				US						US
Price		Euro		Dollars		Sterling		Euros		Dollars		Sterling
Cash and cash equivalents		535		37		–		515		88		–
Accounts receivable		1		–		–		–		–		–
Investment		–		–		–		–		–		–
Accounts payable		(290)		(180)		(2)		(353)		(225)		(3)
Accruals		(25)		–		–		(5)		–		–
Net foreign currencries		221		(143)		(2)		157		(137)		(3)
Closing exchange rate		1.3789		0.9967		1.6025		1.3726		0.9555		1.5682
Impact of 1% change in exchange rate	$	+/- 3	$	+/- 1	$	+/- 0	$	+/- 2	$	+/- 1	$	+/- 0

Any fluctuation in the exchange rates of the foreign currencies listed above could have an impact on the Company’s results from operations; however, they would not materially impair or enhance the ability of the Company to pay its foreign-denominated expenses.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in interest rates, which are affected by market conditions. The Company is exposed to interest rate risk arising from fluctuations in interest rates received on its cash and cash equivalents. The Company does not have any credit facilities and is therefore not subject to any debt related interest rate risk.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct its operations on a day-to-day basis. Any investment of excess funds is limited to risk-free financial instruments. Fluctuations in the market rates of interest do not have a significant impact on the Company’s results of operations due to the relatively short term maturity of any investments held by the Company at any given point in time and the low global interest rate environment. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Credit risk
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company does not have a large customer base, which facilitates the ongoing monitoring of credit risk and credit standing of counterparties on a regular basis based on the Company’s established policies. The company evaluates accounts receivable balances based on the age of the receivable, credit history of the customers and past collection experience.

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HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The table below breaks down the various categories that make up the Company’s accounts receivable balances as at:

	October 31, 2011	July 31, 2011
Accounts receivable
Aged trade accounts receivable
0 to 30 days	$414	$304
31 to 60 days	150	144
61 to 90 days	17	16
Over 90 days	6	1
Trade accounts receivable	587	465
Government related – HST and VAT	84	124
Research and development investment tax credits	276	1,308
Other	14	15
	961	1,912
Allowance for doubtful accounts – trade account	(6)	(6)
	$955	$1,906

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due.

The Company manages its liquidity by forecasting cash flow from operations and anticipated investing and financing activities.

To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, management considers securing additional funds primarily through equity arrangements. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows.

The following table provides information on payables and accruals as at:

	October 31, 2011			July 31, 2011
	Carrying	Less than	Greater than	Carrying	Less than	Greater than
	amount	one year	one year	amount	one year	one year
Accounts payable and accruals	$2,008	$2,008	$–	$1,889	$1,889	$–

Since inception, the Company has financed its operations from equity proceeds received upon the sale of equity securities, and, to a lesser extent, from the exercise of warrants and stock options, interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Though the Company does not currently have enough cash reserves to fund its planned clinical studies which are estimated to last over approximately a three year period, the Company does have sufficient cash reserves to meet anticipated cash needs for working capital and capital expenditures through at least the next twelve months, provided there are no materially negative unanticipated changes to planned expenditures and revenues. The Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs. Accessing the capital markets is particularly challenging for companies that operate in the biotechnology industry.

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HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

8. Segmented information

Management has determined that the Company has one operating segment, which is biopharmaceuticals.

The following table summarizes the various revenues by geographic region:

For the three month periods ended October 31	2011	2010
Canada:
Product revenue	$1,031	$1,013
License fee and royalty revenue	–	–
	1,031	1,013
United States:
Product revenue	91	92
License fee and royalty revenue	–	–
	91	92
Europe:
Product revenue	–	–
License fee and royalty revenue	–	100
	–	100
	$1,122	$1,205

The following table summarizes the percentages by the top customers by revenue category :

For the three months ended:	October 31, 2011	October 31, 2010
Product revenue - top five customers	52%	56%
License fee and royalty - represented by Helsinn	–%	100%

The following table summarizes the Company’s assets by geographic region as at October 31, 2011:

	Cash and	Accounts		Prepaid and	Other	Property, plant
	cash equivalents	receivable	Inventory	other assets	receivables	and equipment	Total
Canada	$16,879	$953	$425	$141	$660	$1,841	$20,899
USA	37	–	–	–	–	33	70
Europe	738	2	–	–	–	–	740
Balances, October 31, 2011	$17,654	$955	$425	$141	$660	$1,874	$21,709

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HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The following table summarizes the Company’s assets by geographic region as at July 31, 2011:

	Cash and	Accounts		Prepaid and	Other	Property, plant
	cash equivalents	receivable	Inventory	other assets	receivables	and equipment	Total
Canada	$18,253	$1,906	$528	$202	$660	$1,994	$23,543
USA	84	–	–	–	–	37	121
Europe	707	–	–	–	–	–	707
Balances, July 31, 2011	$19,044	$1,906	$528	$202	$660	$2,031	$24,371

9. Research and development projects

The Company incurs research and development expenditures primarily on two research and development projects: Topical Interferon Alpha-2b and DOS47.

Topical Interferon Alpha-2b
The Company is engaged in the clinical development of Topical Interferon Alpha-2b for the treatment of HPV-induced disease states. Topical Interferon Alpha-2b is currently being developed for the treatment of early-stage cervical dysplasia and ano-genital warts caused by HPV infections.

DOS47
The Company’s DOS47 technology employs a novel approach to the destruction of cancer cells which is based upon the theory that the urea cycle, a natural process in the body, can be modified to fight cancer. The Company intends to pursue the development of DOS47 both as a monotherapy and as an adjunct therapy in combination with certain chemotherapeutics, with a view to maximizing the commercialization potential of DOS47. The Company’s first DOS47 product candidate currently under development is L-DOS47.

Included in research and development expenditures are costs associated with salaries and fringe benefits, patents, consulting services, third party contract manufacturing, clinical research organization services, leases for research facilities, utilities, administrative expenses and allocations of corporate costs.

The following table outlines research and development costs expensed for the Company’s significant research and development projects for the three month periods ended October 31:

	2011	2010
DOS47	$1,209	$1,561
Topical Interferon Alpha-2b	902	1,285
	$2,111	$2,846

10. Loss per common share

The share purchase warrants and stock options outstanding for each of the periods reported were not included in the computation of diluted loss per share because the effect would be anti-dilutive.

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HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

11. Contingent liability

Indemnification of directors and officers
The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.

Given the nature of this indemnification, the Company is unable to reasonably estimate its maximum potential liability as this indemnification provision does not provide for a maximum potential amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Consequently, no amounts have been accrued in these unaudited interim consolidated financial statements relating to this indemnification.

Success fee
The Company signed an agreement with a consulting firm to provide advisory services to assist the Company in any negotiations of a potential alliance, collaboration, research agreement, option agreement, partnering or licensing transaction. The success fee is payable upon the completion of a transaction. The success fee is equal to 133% of the consulting firm’s standard billing amount less any fees paid and payable by the Company. As at October 31, 2011, the success fee payable, in the event a transaction is completed, is approximately $83,000.

Severance payments and accelerated stock option vesting in the event of a change in control
During the quarter, the Company received a requisition from certain shareholders to call a meeting of shareholders for, among other things, the election of directors. The Company has scheduled its Annual General Meeting for January 30, 2012, at which directors are to be elected. The actions of these shareholders and others supporting them could lead to, among other things, the triggering of change of control clauses in certain employment agreements which could result in key personnel voluntarily leaving the Company with compensation, or key personnel otherwise leaving the Company. The triggering of a change in control under certain employment agreements could result in the Company having to pay severance amounts estimated at approximately $2,600,000 to these employees and in addition could result in further accelerated vesting of stock options for certain directors and officers.

12. Related party transactions

Cawkell Brodie Glaister LLP, is legal counsel to the Company. A director of the Company is a partner of Cawkell Brodie Glaister LLP.

Cangene bioPharma Inc. (“CBI”) is a wholly owned subsidiary of Cangene Corporation and is controlled by the Apotex Group which includes Apotex Inc. A director of the Company is also a director of Cangene Corporation and President of Apotex Inc.

On March 28, 2011, Helix issued, by way of private placement, a total of 1,652,719 units at $2.39 per unit for gross proceeds of $3,949,998. Jack Kay, a director of the Company, and his wife acquired 209,205 units and a related party, the Kay Family Charitable Foundation, of which Mr. Kay is a trustee, acquired an additional 209,205 units.

In fiscal 2011 the Company signed an agreement where a director of the Company is the head of one of the hospitals responsible for conducting the L-DOS47 clinical trial studies in Poland. Other than the signing of the agreement, there have been no related party transactions among the parties up to now, since the trials have not yet commenced.

The Company had the following related party transactions for the three month periods ended October 31:

	2011	2010
Legal fees to Cawkell Brodie Glaister LLP	$49	$30
Contracted fill-finish services with CBI	$–	$153

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HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The key management personnel of the Company are the Chief Executive Officer, the President and Chief Operating Officer, the Chief Scientific Officer, the Chief Financial Officer and the VP Product Distribution. Compensation for key management personnel of the Company is detailed below for the respective three month periods ended October 31:

	2011	2010
Salaries and benefits	$375	$379
Stock-based compensation	219	367
	$594	$746

Director compensation is detailed below for the respective three month periods ended October 31:
	2011	2010
Fees	$42	$42
Stock-based compensation	96	164
	$138	$206

These transactions are recorded at the amount agreed to by the related parties.

13. Subsequent event

On November 8, 2011 a dissident shareholders group issued a press release stating that they, together with certain other shareholders, hold common shares representing 50% of the issued and outstanding voting securities of the Company. The Company has determined that the dissident shareholders group and their supporters, by entering into voting and support agreements, have triggered the “change of control” clause contained in the Company’s 2010 Equity Compensation Plan. As a result of these actions by the dissident shareholder group, under the Company’s 2010 Equity Compensation Plan, an accelerated vesting took place of all unvested stock options as at November 8, 2011. Nevertheless, the Board has asked senior management and certain continuing directors included in management’s information circular filed on SEDAR on January 6th, 2012 to waive the accelerated vesting of these stock options, despite their entitlement to it under the terms of the 2010 Equity Compensation Plan, and to agree to an amendment to the definition of “change of control” for the purposes of their options under the 2010 Equity Compensation Plan so that it conforms to the definition contained in the employment agreements. The Company will expense the fair value associated with the accelerated vesting of stock options in the second quarter of fiscal 2012 which ends on January 31, 2012. The Company has scheduled its Annual General Meeting, at which directors are to be elected, for January 30th, 2012. If the Annual General Meeting results in a change in control under the definition contained in the employment agreements, all previously waived accelerated vesting of stock options will then automatically vest.

14. Transition to IFRS

As stated in note 1, the consolidated financial statements for the three-month period ended October 31, 2011 are the first quarterly consolidated financial statements that comply with IFRS as expected to be in effect as at July 31, 2012. In preparing these consolidated financial statements, the Company's opening consolidated statement of financial position was prepared as at August 1, 2010, the Company's date of transition to IFRS. The accounting policies set out in note 2 have been applied in preparing the consolidated financial statements for the three-month period ended October 31, 2011, the comparative information presented for the year ended July 31, 2011and the three-month period ended October 31, 2010, as well as the opening IFRS consolidated balance sheet at the August 1, 2010 transition date.

This note explains the principal adjustments made by the Company in restating its Canadian GAAP consolidated statement of financial position and consolidated statement of net loss and comprehensive loss as at and for the three-month period ended October 31, 2010 and its previously published Canadian GAAP consolidated financial statements as at and for the year ended

Page | 19

HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

July 31, 2011. The transition from Canadian GAAP to IFRS has not had a material impact on the statements of cash flows. The reconciling items between Canadian GAAP and IFRS presentation has no net effect on the cash flows generated.

In preparing its first IFRS financial statements, the Company adjusted certain amounts reported previously in consolidated financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s consolidated statements of financial position, statements of net loss and comprehensive loss and cash flows is set out in the following tables and accompanying notes.

IFRS 1 allows first-time adopters to elect a number of elective exemptions from the retrospective application of certain IFRS effective for the year ended July 31, 2012. IFRS 1 also includes a number of mandatory exceptions from retrospective application of certain IFRS.

IFRS elective exemptions

Set forth below are the IFRS 1 applicable elective exemptions elected by the Company’s in the conversion from Canadian GAAP to IFRS:

Business Combinations
IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3, Business Combinations (revised) retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and has applied IFRS 3 to business combinations that occurred on or after August 1, 2010.

Share-based payments
IFRS 2, Share-based Payment¸ encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not yet vested by the transition date. The Company elected to avail itself of the exemption provided under IFRS 1 for the application of IFRS 2 which resulted in the following:

a)	share options and share grants prior to November 7, 2002 are not taken into account for IFRS 2;
b)	share options and share grants subsequent to November 7, 2002 are only taken into account if they have not vested as at August 1, 2010; and
c)	beginning August 1, 2010, all share options, share grants and other share-based payments will be accounted for in accordance with the stock-based compensation policy described in note 2.

IFRS mandatory exceptions

Set forth below are the applicable mandatory exceptions in IFRS 1 applied in the conversion from Canadian GAAP to IFRS:

Estimates
In accordance with IFRS 1, an entity’s estimates under IFRS at the Transition Date must be consistent with estimates made at the same date under Canadian GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of August 1, 2010 are consistent with its Canadian GAAP estimates as of the same date.

Page | 20

HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The Canadian GAAP consolidated statements of financial position have been reconciled to IFRS as follows:

	As at July 31, 2011			As at October 31, 2010			As at August 1, 2010
	Canadian	IFRS		Canadian	IFRS		Canadian	IFRS
	GAAP	adjustment	IFRS	GAAP	adjustment	IFRS	GAAP	adjustment	IFRS
ASSETS
Current assets
Cash and cash equivalents	$19,044	$–	$19,044	$19,525	$–	$19,525	$13,125	$–	$13,125
Accounts receivable	1,906	–	1,906	1,461	–	1,461	1,365	–	1,365
Inventory	528	–	528	787	–	787	780	–	780
Prepaid expenses	202	–	202	247	–	247	398	–	398
	21,680	–	21,680	22,020	–	22,020	15,668	–	15,668
Non-current assets
Other receivables	660	–	660	459	–	459	459	–	459
Property, plant and equipment	2,031	–	2,031	1,889	–	1,889	1,987	–	1,987
Total assets	$24,371	$–	$24,371	$24,368	$–	$24,368	$18,114	$–	$18,114

LIABILITIES
Current liabilities
Accounts payable	$1,085	$–	$1,085	$1,562	$–	$1,562	$1,392	$–	$1,392
Accrued liabilities	804	–	804	363	–	363	821	–	821
Income tax payable	296	–	296	3	–	3	43	–	43
Deferred lease credit	25	–	25	25	–	25	25	–	25
	2,210	–	2,210	1,953	–	1,953	2,281	–	2,281
Non-current assets
Deferred lease credit	48	–	48	66	–	66	72	–	72
Total liabilities	$2,258	$–	$2,258	$2,019	$–	$2,019	$2,353	$–	$2,353

SHAREHOLDERS’ EQUITY
Common shares	$102,250	$–	$102,250	$98,112	$–	$98,112	$90,718	$–	$90,718
Share purchase warrants	7,214	–	7,214	5,165	–	5,165	3,102	–	3,102
Stock options	4,343	665	5,008	4,170	696	4,866	3,476	658	4,134
Contributed surplus	6,917	–	6,917	5,728	–	5,728	5,728	–	5,728
Deficit	(98,611)	(665)	(99,276)	(90,826)	(696)	(91,379)	(87,263)	(658)	(87,921)
Total shareholders’ equity	$22,113	$–	$22,113	$22,349	$–	$22,349	$15,761	$–	$15,761
Total liabilities and and shareholders’ equity	$24,371	$–	$24,371	$24,368	$–	$24,368	$18,114	$–	$18,114

Page | 21

HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The Canadian GAAP Consolidated Statement of Net Loss and Comprehensive Loss have been reconciled to IFRS as follows:

	For the three month period ended	For the twelve month period ended			For the three month period ended
	October 31, 2011	July 31, 2011			October 31, 2010
		Canadian	IFRS		Canadian	IFRS
	IFRS	GAAP	adjustment	IFRS	GAAP	adjustment	IFRS
Revenue
Product Revenue	$1,122	$4,406	$–	$4,406	$1,105	$–	$1,105
Royalties and license fees	–	126	–	126	100	–	100
	1,122	4,532	–	4,532	1,205	–	1,205
Expenses
Cost of sales	$456	$1,642	$–	$1,642	$414	$–	$414
Research and development	2,111	7,323	1,346	8,669	2,401	445	2,846
Operating, general and administration	1,520	4,434	1,039	5,473	976	354	1,330
Sales and marketing	298	1,124	108	1,232	258	40	298
Amortization of property, plant and equipment	–	404	(404)	–	107	(107)	–
Stock-based compensation	–	2,082	(2,082)	–	694	(694)	–
Foreign exchange loss (gain)	25	2	–	2	(35)	–	(35)
Loss on property, plant and equipment disposal	–	59	–	59	–	–	–
	4,410	17,070	7	17,077	4,815	38	4,853

Loss before undernoted items	(3,288)	(12,538)	(7)	(12,545)	(3,610)	(38)	(3,648)
Interest income	44	188	–	188	50	–	50
Gain on sale of license	–	1,336	–	1,336	–	–	–
Income taxes	–	(334)	–	(334)	(3)	–	(3)

Net loss	(3,244)	(11,348)	(7)	(11,355)	(3,563)	(38)	(3,601)

Total Comprehensive Loss	$(3,244)	$(11,348)	$(7)	$(11,355)	$(3,563)	$(38)	$(3,601)

Notes to the Consolidated Statement of Net Loss and Comprehensive Loss for the Fiscal Year Ended July 31, 2011 and the Three Month Period Ended October 31, 2010

Share-based payments
Under Canadian GAAP, the fair value of stock-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight-line basis over the vesting period. Forfeitures of awards are recognized as they occur. Under IFRS, each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches. Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

Presentation of statement of operations
The statement of operations was presented by nature of expenses and presented the amortization expense relating to fixed assets, and stock based compensation expense as separate line items.

Page | 22

HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The Company elected to present its items in the consolidated statements of comprehensive loss by nature of expenses. In the notes to the unaudited consolidated financial statements, the amount of stock-based compensation expense and amortization expense has been allocated to the related function. For stock-based compensation expense, the allocation by function has been done proportionately based on the original expense amount for research and development, operating, general and administration and sales and marketing. For amortization expense, the allocation by function has been done based on the approximate net book value of fixed assets in the research and development, operating, general and administration and sales and marketing departments.

Below are the specific IFRS expense adjustments to reconcile the Canadian GAAP Consolidated Statement of Net Loss and Comprehensive Loss to IFRS:

	For the twelve month period ended July 31, 2011				For the three month period ended October 31, 2010
		IFRS adjustments				IFRS adjustments
			Amortization of				Amortization of
	Canadian	Stock-based	property, plant		Canadian	Stock-based	property, plant
	GAAP	compensation	and equipment	IFRS	GAAP	compensation	and equipment	IFRS
Research and development	$7,323	$966	$380	$8,669	$2,401	$344	$101	$2,846
Operating, general and administration	4,434	1,019	20	5,473	976	349	5	1,330
Sales and marketing	1,124	104	4	1,232	258	39	1	298
Amortization of property, plant and equipment	404	–	(404)	–	107	–	(107)	–
Stock-based compensation	2,082	(2,082)	–	–	694	(694)	–	–
		$7	$–			$38	$–

Notes to the Consolidated Statement of Net Loss and Comprehensive Loss for the Three Month Period Ended October 31, 2011

The amount of stock-based compensation expense and amortization expense has been allocated to the related function. For stock-based compensation expense, the allocation by function has been done proportionately based on the original expense amount for research and development, operating general and administration and sales and marketing. For amortization expense, the allocation by function has been done based on the approximate net book value of fixed assets in the research and development, operating, general and administration and sales and marketing departments.

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